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SI 05035933 MMISSION 9

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47672

Firm I.D.: 37240

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.C. Timmis & Company

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

355 S. Old Woodward Avenue, Suite 270
(No. and Street)

RECD S.E.C. FEB 25 2005

Birmingham (City) MI (State) 48009 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa M. Kowalski C.P.A. (248)626-5252
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant, Millman & Johnson, P.C.
(Name – *if individual, state last, first, middle name*)

30180 Orchard Lake Road, Suite 300, Farmington Hills, MI 48334
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gerald C. Timmis III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.C. Timmis & Company, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Kathleen E. Ortiz Notary Public acting in Oakland Co.

Kathleen E. Ortiz Notary Public My Comm Exp March 30, 2008 Macomb Co. MI

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Statement of Cash Flows

x (p) Report on Internal Control

GRANT, MILLMAN & JOHNSON, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
30180 ORCHARD LAKE ROAD. SUITE 300
FARMINGTON HILLS, MICHIGAN 48334-2266

TELEPHONE (248) 626-5252
FACSIMILE (248) 626-4794
E-MAIL gmj@grantmillman.com
www.grantmillman.com

BARRY M. GRANT, C.P.A.
LAWRENCE I. MILLMAN, C.P.A.
PAUL A. JOHNSON, C.P.A.*
STEVEN G. BOGGS, C.P.A.**
MARK H. WAGNER, C.P.A.
PATRICIA L. KAHN, C.P.A.

LISA M. KOWALSKI, C.P.A.
RACHELLE L. SYRON, C.P.A.
SUSAN E. SCHMIDT, C.P.A.

* ALSO LICENSED IN TEXAS & ARIZONA
** ALSO LICENSED IN FLORIDA & MISSOURI

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

MICHIGAN ASSOCIATION OF CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors
G.C. Timmis & Company
Birmingham, Michigan

We have audited the accompanying Statement of Financial Condition of G.C. Timmis & Company (an S Corporation) as of December 31, 2004, and the related Statements of Operations, Changes in Stockholder's Equity and Cash Flows for the year then ended, that is being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.C. Timmis & Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental data is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRANT, MILLMAN & JOHNSON, P.C.

Grant, Millman & Johnson, P.C.

February 4, 2005

G.C. TIMMIS & COMPANY

STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Current Assets:	
Cash	$ 138,297
Accounts Receivable - Related Party	139
Total Current Assets	138,436
Property and Equipment, At Cost	1,859
Less: Accumulated Depreciation	1,859
Total Property and Equipment	-
TOTAL ASSETS	**$ 138,436**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts Payable	$ 95
Accounts Payable - Related Party	750
Accrued Expenses	22,496
Total Liabilities	23,341
Stockholder's Equity:	
Common Stock, No Par Value, 60,000 Shares Authorized; Issued and Outstanding 1,000 Shares	15,000
Additional Paid in Capital	27,874
Retained Earnings	72,221
Total Stockholder's Equity	115,095
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 138,436**

The Accompanying Notes are an Integral Part of These Financial Statements